# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MAXCYTE, INC., CIK 0001287098
CUSIP: 57777K106
Title of class of securities: equity
Address of issuer's principal executive offices: 9713 KEY WEST AVENUE,, SUITE 400, ROCKVILLE, Maryland (MD), 20850
Date of event which requires filing of this statement: 05/13/2026
Filed by CIK 0001486180
Persons authorized to receive notices and communications: Nusayhah Ghaboos, 30 Coleman Street, London, United Kingdom (X0), EC2R 5AL, 02033275025

## Reporting persons
- RIVER GLOBAL INVESTORS LLP (CIK 0001486180): type of reporting person: investment company (IV); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 6,529,027; shared voting power 0; sole dispositive power 6,529,027; shared dispositive power 0; aggregate amount beneficially owned 6,529,027 (6.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: equity
Name of issuer: MAXCYTE, INC.
Address of issuer's principal executive offices: 9713 KEY WEST AVENUE,, SUITE 400, ROCKVILLE, Maryland (MD), 20850

## Item 2. Identity and Background
Name of person filing: River Global Investors LLP
Residence or business address: 30 Coleman Street, London, EC2R 5AL, United Kingdom
Present principal occupation or employment:
Investment Firm
30 Coleman Street, London, EC2R 5AL, United Kingdom
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United Kingdom

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares were acquired using investment capital of the Funds managed by the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction: (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
6,529,027 shares
6.0950% Ownership
Number of shares as to which each person has sole or shared power to vote or dispose: 6,529,027 shares
Transactions in the class effected during the past sixty days:
1) River Global Investors LLP
2) 05/13/2026
3) 31,000 shares at 1.115 and 619,000 shares at 1.1142
5) The transactions were effected through brokers in ordinary open-market transactions.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- RIVER GLOBAL INVESTORS LLP: N.Ghaboos, Regulatory Oversight Manager (05/14/2026)